Exhibit 99.2
BAYTEX ENERGY CORP.
Annual Meeting of Shareholders
held on April 29, 2021
Report of Voting Results pursuant to Section 11.3 of
National Instrument 51-102 – Continuous Disclosure Obligations

This report sets forth a brief description of each matter which was voted upon at the Annual Meeting of holders of common shares of Baytex Energy Corp. ("Baytex") held on April 29, 2021 (the "Meeting") and the outcome of the vote. A detailed description of the business of the Meeting is contained in the Information Circular – Proxy Statement of Baytex dated March 17, 2021 (the "Information Circular").
An aggregate of 153,884,894 common shares of Baytex (being 27.28% of the common shares eligible to be voted at the Meeting) were represented at the Meeting.
The vote on each matter was conducted by ballot. The manner in which the ballots were cast in respect of each matter is set out below.
1.Ordinary resolution to approve the selection of the following eight nominees to serve as directors of Baytex for the ensuing year, or until their successors are duly elected or appointed, as described in the Information Circular.

Name of Nominee	Votes For		Votes Withheld
	#	%	#	%
Mark R. Bly	120,919,891	94.44	7,123,563	5.56
Trudy M. Curran	120,315,768	93.96	7,727,686	6.04
Don G. Hrap	120,974,248	94.48	7,069,206	5.52
Edward D. LaFehr	119,950,156	93.68	8,093,298	6.32
Jennifer A. Maki	119,639,765	93.44	8,403,689	6.56
Gregory K. Melchin	119,240,336	93.12	8,803,118	6.88
David L. Pearce	123,453,497	96.42	4,589,957	3.58
Steve D.L. Reynish	121,115,773	94.59	6,927,681	5.41

2.Ordinary resolution to approve the appointment of KPMG LLP, Chartered Professional Accountants, as auditors of Baytex for the ensuing year and to authorize the directors of Baytex to fix their remuneration.

Votes For		Votes Withheld
#	%	#	%
150,778,420	98.58	2,170,495	1.42

3.Advisory resolution to accept the approach to executive compensation as disclosed in the Information Circular.

Votes For		Votes Against
#	%	#	%
114,927,816	89.76	13,115,277	10.24